77h

On August 15, 2007, Mr. Richard W. Maine resigned from all of his positions under or relating to the registrant and the registrant's adviser including his positions of Chairman of the Board, Investment
Committee Chairman and Portfolio Manager of the registrant. Mr. Maine owned 75 shares (or 0.2%) of the registrant both before and after his resignation. Subsequently, Mr. Edward M. Casal, the registrant's President, Chief Executive Officer, and
Chief Investment Officer, assumed the positions of Investment Committee Chairman and Portfolio Manager of the registrant, and was also appointed Chairman of the Board. Mr. Casal owned 25 shares (or 0.06%) of the registrant both before and after the resignation of Mr. Maine.